THIS DOCUMENT IS A COPY OF THE SCHECULE 13G  FILED ON FEBRUARY
10, 1995.  SUCH FILING WAS ORIGINALLY MADE IN PAPER FORMAT.



                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                      (Amendment No._____)*

                     PRICELLULAR CORPORATION
                        (Name of Issuer)

              Class A Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                         ______________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (a fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. _______________              13G          Page 2 of  6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        See Statement 1 attached hereto

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)     [x]
                                                                      []

3    SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        See Statement 1 attached hereto

                 5     SOLE VOTING POWER
  NUMBER               -0-
 OF SHARES       6     SHARED VOTING POWER
BENEFICIALLY           1,211,819 shares Class A Common Stock
OWNED BY EACH
 REPORTING       7     SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH          8     SHARED DISPOSITIVE POWER
                       1,211,819 shares Class A Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

             1,211,819 shares of Class A Common Stock

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             23.3%

12.  TYPE OF REPORTING PERSON*

             See Statement 1 attached hereto

              *SEE INSTRUCTION BEFORE FILLING OUT!

Spectrum Equity Investors, L.P.      Page 3 of  6
Schedule 13G



   Item 1.

              (a)  Name of Issuer:  PriCellular Corporation

              (b)  Address of Issuer's Principal Executive Offices:
                   45 Rockefeller Plaza, New York, New York 10020

   Item 2.

              (a)  Name of Person Filing:  See Statement I
                   attached

              (b)  Address of Principal Business Office or, if none,
                   Residence:  See Statement I attached

              (c)  Citizenship:  See Statement I attached

              (d)  Title of Class of Securities:  Class A Common
                   Stock, $.01 par value

              (e)  CUSIP Number:  Not applicable

   Item 3.

              (a)  Not Applicable

   Item 4.   Ownership

              (a) Amount beneficially owned: 1,211,819 shares of Class A Common Stock are beneficially owned by the reporting person (of such amount, 1,052,667 shares of Class A Common Stock are issuable upon conversion of the Class B Common Stock beneficially owned by the reporting person and 159,152 shares of Class A Common Stock are issuable upon exercise of rights to acquire held by the reporting person)

              (b)  Percent of Class:  23.3% of Class A Common
                   Stock (based on 1,052,667 shares of Class A Common Stock issuable upon conversion of the outstanding Class B Common Stock beneficially owned by the reporting person plus 159,152 shares of Class A Common Stock issuable upon exercise of rights to acquire held by the reporting person)

Spectrum Equity Investors, L.P.      Page 4 of  6
Schedule 13G



              (c) Number of shares as to which reporting person has:

                (i) sole power to vote or to direct
                    the vote: -0-

               (ii) shared power to vote or to
                    direct the vote:  1,211,819 shares of Class A
                    Common Stock

              (iii) sole power to dispose or to
                    direct the disposition: -0-

              (iv) shared power to dispose or to direct the disposition: 1,211,819 shares of Class A
                    Common Stock


  Item 5.  Ownership of Five Percent or Less of a Class:  Not Applicable

  Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

           The persons identified on Statement I attached hereto have the right to receive or the power to direct the receipt of dividends from the sale of securities owned by the reporting person.


  Item 7.  Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable

  Item 8. Identification and Classification of Members of the Group: Not Applicable

  Item 9.  Notice of Dissolution of Group:
           Not Applicable

  Item 10. Certification:  Not Applicable


Spectrum Equity Investors, L.P.                        Page 5 of  6
Schedule 13G





                           Statement I



Name of                            Citizenship         Type of
Reporting                          or place of         Reporting
Person               Address       Organization        Person

Spectrum Equity      125 High St.  Delaware              PN
 Investors L.P.      Boston, MA
                     02110

Spectrum Equity      125 High St.  Delaware              PN
 Associates, L.P.    Boston, MA
                     02110

William P. Collatos  125 High St.     USA                IN
                     Boston, MA
                     02110

Brion Applegate      300 Drakes       USA                IN
                     Landing
                     Suite 251
                     Greenbrae, CA
                     94904

Dennis Brush         300 Drakes       USA                IN
                     Landing
                     Suite 251
                     Greenbrae, CA
                     94904


Spectrum Equity Investors, L.P.                        Page 6 of  6
Schedule 13G



   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 SPECTRUM EQUITY INVESTORS, L.P.
                                 By: Spectrum Equity Associates,
                                      L.P., its general partner



Date:  February 9, 1995
                                 By:/s/William P. Collatos
                                       William P. Collatos,
                                       General Partner



Date: February 9, 1995           SPECTRUM EQUITY ASSOCIATES, L.P.




                                 By:/s/William P. Collatos
                                       William P. Collatos,
                                       General Partner



Date: February 9, 1995
                                 By:/s/William P. Collatos
                                       William P. Collatos



Date: February 9, 1995
                                 By:/s/Brion Applegate
                                       Brion Applegate



Date: February 9, 1995
                                 By:/s/Dennis Brush
                                       Dennis Brush

                        EXHIBIT 13d-1(f)





                                 January 31, 1995


Spectrum Equity Investors, L.P.
125 High Street
Boston, MA   02110

Gentlemen:

   Each of the undersigned hereby respectively represents that the undersigned is eligible to use Schedule 13G to report the undersigned's beneficial ownership of PriCellular Corporation Class A Common Stock. Additionally, each of the undersigned acknowledges that the Schedule 13G filed by Spectrum Equity Investors, L.P. relating to its beneficial ownership of Class A Common Stock of PriCellular Corporation was also filed on behalf of each of the undersigned.

                                 Very truly yours,

                                 SPECTRUM EQUITY ASSOCIATES, L.P.



                                   By /s/William P. Collatos
                                      William P. Collatos
                                      General Partner



                                   By /s/Brion Applegate
                                      Brion Applegate
                                      General Partner



                                   By /s/Dennis Brush
                                      Dennis Brush
                                      General Partner



                                   /s/William P. Collatos
                                      William P. Collatos,
                                      individually



                                   /s/Brion Applegate
                                      Brion Applegate,
                                      individually



                                   /s/Dennis Brush
                                      Dennis Brush,
                                      individually